UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On January 25, 2022, the Company held its annual meeting of shareholders for its fiscal year ended March 31, 2021. A quorum was present at the meeting as required by the Amended and Restated Memorandum of Association and Articles of Association of the Company. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows.

1.	A proposal to elect six directors to the Company’s board of directors to hold office until the next annual meeting and until their successors are duly elected and qualified. No broker non-votes were counted for this proposal.

Director’s Name	Votes For	Votes Against	Vote Abstain
Lei Liu	23,525,762	84,411	19,654
Li Qi	23,525,800	84,491	19,536
Caroline Wang	23,061,809	548,384	19,634
Jiangliang He	23,060,975	549,211	19,641
Genghua Gu	23,061,335	548,830	19,662
Pingfan Wu	23,526,700	83,479	19,648

2.	A proposal to ratify the appointment of BDO CHINA SHU LUN PAN Certified Public Accountants LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2022:

For	Against	Abstain
23,548,928	79,185	1,714

3.	A proposal to approve the Amendment No. 2 to the Company’s Amended and Restated 2010 Equity Incentive Plan. No broker non-votes were counted for this proposal.

For	Against	Abstain
18,250,719	5,367,416	11,692

Pursuant to the foregoing votes, (i) Lei Liu, Li Qi, Caroline Wang, Jiangliang He, Genghua Gu and Pingfan Wu were elected to serve as the Company’s board of directors to hold office until the next annual meeting and until their successors are duly elected and qualified; (ii) BDO CHINA SHU LUN PAN Certified Public Accountants LLP was ratified as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022; and (iii) the Amendment No. 2 to the Company’s Amended and Restated 2010 Equity Incentive Plan was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2022	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

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